UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Xerium Technologies, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of class of securities)
98416J118
(CUSIP number)
Marc Saiontz
American Securities LLC
299 Park Ave, 34th Floor
New York, NY 10016
(212) 476-8000

Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)
June 20, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 8416J118	13D/A	Page 2
1		NAME OF REPORTING PERSONS AS INVESTORS, LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 8416J118	13D/A	Page 3
1	NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V, L.P. (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 8416J118	13D/A	Page 4
1	NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V(B), L.P. (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 8416J118	13D/A	Page 5
1	NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V(C), L.P. (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 8416J118	13D/A	Page 6
1	NAME OF REPORTING PERSONS AMERICAN SECURITIES ASSOCIATES V, LLC (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,164,338 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,164,338 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,338 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 8416J118	13D/A	Page 7
1	NAME OF REPORTING PERSONS AMERICAN SECURITIES LLC (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,170,742 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,170,742 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170,742 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IA

          This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on May 25, 2010 (the “Schedule 13D”), is filed by and on behalf of (i) AS Investors, LLC (“AS Investors”), (ii) American Securities Partners V, L.P. (“ASP V”), a Delaware limited partnership, (iii) American Securities Partners V(B), L.P. (“ASP V(B)”), a Delaware limited partnership, (iv) American Securities Partners V(C), L.P., a Delaware limited partnership (“ASP V(C)” and, with ASP V and ASP V(B), the “Sponsors”, the owners of membership interests in AS Investors), (v) American Securities Associates V, LLC (“GP”), the general partner of each Sponsor; and (vi) American Securities LLC, which provides investment advisory services to each Sponsor and GP (the “Advisor”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Xerium Technologies, Inc. (“Xerium” or the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.
Item 4 is supplemented as follows:

Marc Saiontz did not stand for reelection to the board of directors of Xerium at its 2012 annual meeting of stockholders.  Accordingly, he ceased to be a director of Xerium on June 20, 2012, the date of the annual meeting.  Mr. Saiontz is a managing director of Advisor.

Item 5.	Interests in the Securities of the Issuer.
Item 5 is supplemented as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference. As of June 25, 2012, AS Investors was the direct record owner of, and had the power to vote and to dispose or direct the disposition of 2,164,338 shares of Common Stock, representing approximately 14.2% of the outstanding shares of Common Stock, based on 15,226,681 shares of Common Stock outstanding as of May 1, 2012, as reported in Xerium’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2012.  As a result of their relationship to AS Investors, ASP V, ASP V(B), ASP V(C), GP, and Advisor may also be deemed to be beneficial owners of Xerium.  As of June 25, 2012, none of the Scheduled Persons owns any shares of Common Stock except Marc Saiontz was the direct owner of 6,404 shares of Common Stock.  As described in Item 6 to this Amendment No. 1, all such shares owned by Mr. Saiontz are held for the benefit of Advisor.  Accordingly, as of June 25, 2012, Advisor may be deemed to be the beneficial owner of an aggregate of 2,170,742 shares of Common Stock, representing 14.3% of the outstanding shares of Common Stock.  The foregoing excludes 2,228 shares of Common Stock to be received by Mr. Saiontz from Xerium on or about December 20, 2012 as director compensation, upon the vesting of deferred stock units.

(c) Except as described herein, no transactions with respect to shares of Common Stock were effected during the past 60 days by any of the Reporting Persons or by any of the Scheduled Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Interests in the Securities of the Issuer.
Item 6 is supplemented as follows:

While serving on the board of directors of Xerium, Marc Saiontz received director fees (cash and stock) from Xerium from time to time for his service.  Pursuant to an arrangement between Mr. Saiontz and Advisor, all director fees received by him from Xerium are paid over to or held for the benefit of Advisor.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

AS INVESTORS, LLC

By:	/s/ Marc Saiontz
Name:	Marc Saiontz
Title:	Vice President
Date:	June 25, 2012

AMERICAN SECURITIES PARTNERS V, L.P. By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	June 25, 2012

AMERICAN SECURITIES PARTNERS V(B), L.P. By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	June 25, 2012

AMERICAN SECURITIES PARTNERS V(C), L.P. By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	June 25, 2012

AMERICAN SECURITIES ASSOCIATES V, LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	June 25, 2012

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer
Date:	June 25, 2012